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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                                           Commission File Number    000-14397
                                                                   -------------

                           NOTIFICATION OF LATE FILING


(Check One):
  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

      For Period Ended:   December 31, 1999
                          ------------------------------------------------------
      [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K
      For the Transition Period Ended:
                                      ------------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------


                                     PART I
                            REGISTRATION INFORMATION


Full name of registrant.      New American Healthcare Corporation
                          ------------------------------------------------------

Former name if applicable
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Address of principal executive office
   (Street and number)   109 WestPark Drive, Suite 440
                         -------------------------------------------------------

City, state and zip code   Brentwood, Tennessee 37027
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                                     PART II
                             RULE 12B-25 (b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without
                           unreasonable effort or expense;
        [X]       (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

New American Healthcare Corporation ("Company") requires additional time to file its Form 10-Q because the Company is currently in negotiations with its bank lenders with respect to the bank lenders' response to the Company's default under its credit agreement. The Company is currently not in compliance with various financial covenants and beginning in December 1999 the Company suspended interest payments on its credit agreement. Because these negotiations are continuing, the Company is unable to complete portions of the Company's financial statements and Form 10-Q.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

             Timothy S. Hill                  615                221-5070
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                 (Name)                   (Area Code)       (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X] Yes   [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes  [ ] No




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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that for the third quarter ended December 31, 1999, net revenue was $37.4 million compared with $48.2 million in the third quarter of the prior year. Net loss attributable to common stockholders for the third quarter of 2000 was $13.0 million, or $0.75 per diluted share on 17.4 million average shares outstanding compared with net income attributable to common shareholders of $1.2 million, or $0.07 per diluted share, on 18.1 million average shares outstanding in the quarter ended December 31, 1998.

For the nine months ended December 31, 1999, net revenue was $131.5 million compared with $122.0 million in the prior year nine-month period. Net loss attributable to common stockholders for the nine months ended December 31, 1999, was $68.8 million, or $3.94 per diluted share on 17.5 million average shares outstanding compared with net income attributable to common shareholders for the same nine-month period in 1998 of $1.6 million, or $0.10 per diluted share, on
15.5 million average shares outstanding.

In addition, the Company has reported that it is currently not in compliance with various financial covenants contained in its loan agreements and in December 1999 the Company suspended interest payments on the credit agreement. The Company has debt of $104.0 million outstanding as of December 31, 1999. The Company is currently in discussions with its senior bank lenders with respect to the bank lenders' response to the foregoing. There can be no assurance that the bank lenders will not call the loans in default and demand the full repayment of the loans. If the credit agreement is called, the Company does not have sufficient assets to repay the entire outstanding balance under the credit agreement.





                       New American Healthcare Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 15, 2000        By: /s/ Thomas W. Singleton
      -----------------            ---------------------------------------------
                                   Chief Executive Officer


                               By: /s/ Timothy S. Hill
                                   ---------------------------------------------
                                   Chief Financial Officer





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